SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Macrocure Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01

 (Title of Class of Securities)

M67872107

 (CUSIP Number)

December 31, 2015

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.M67872107	13G/A	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Pontifax (Cayman) II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 916,510 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 916,510 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,510 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 6,721 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No.M67872107	13G/A	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Pontifax (Israel) II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 690,342 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 690,342 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,342 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 5,063 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No.M67872107	13G/A	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Pontifax (Israel) II—Individual Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 268,032 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 268,032 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,032 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 1,966 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No.M67872107	13G/A	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Pontifax Management II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,874,884 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,874,884 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,884 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
Comprised of the 916,510, 690,342 and 268,032 Ordinary Shares (including 6,721, 5,063 and 1,966 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015) held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., respectively, for each of which the Reporting Person serves as the general partner and therefore shares beneficial ownership. See Item 4 below.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No.M67872107	13G/A	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Pontifax Management 2 G.P. (2007) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,874,884 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,874,884 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,884 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Comprised of the 916,510, 690,342 and 268,032 Ordinary Shares (including 6,721, 5,063 and 1,966 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015) held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., respectively, with respect to which the Reporting Person shares beneficial ownership. See Item 4 below.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No.M67872107	13G/A	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,874,884 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,874,884 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,884 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Comprised of the 916,510, 690,342 and 268,032 Ordinary Shares (including 6,721, 5,063 and 1,966 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015) held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., respectively, with respect to which the Reporting Person shares beneficial ownership. See Item 4 below.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

CUSIP No.M67872107	13G/A	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS Tomer Kariv
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,874,884 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,874,884 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,884 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Comprised of the 916,510, 690,342 and 268,032 Ordinary Shares (including 6,721, 5,063 and 1,966 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015) held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., respectively, with respect to which the Reporting Person shares beneficial ownership. See Item 4 below.

(2)
This percentage is calculated based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the Issuer’s proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015).

Item 1(a).  Name of Issuer:

The name of the issuer is Macrocure Ltd. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s executive offices are located at 25 Hasivim Street, Petach Tikva, 4959383, Israel.

Item 2(a).  Name of Persons Filing:

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13G that was filed with the Securities and Exchange Commission on February 12, 2015 (the “Statement”), is being filed by each of: (i) Pontifax (Cayman) II, L.P., (ii) Pontifax (Israel) II, L.P., (iii) Pontifax (Israel) II—Individual Investors, L.P., (iv) Pontifax Management II, L.P. and (v) Pontifax Management 2 G.P. (2007) Ltd. (the foregoing entities collectively, the “Reporting Entities”); (vi) Ran Nussbaum and (vii) Tomer Kariv (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

Following the filing of the Statement, the Issuer issued to Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P. 156,584, 117,944 and 45,816 Ordinary Shares, respectively, upon their exercise of warrants that were described in the Statement. Furthermore, since the filing of the Statement, options that are exercisable for 13,750 Ordinary Shares, in the aggregate, that had been granted to the Reporting Entities (exercisable for 6,721, 5,063 and 1,966 Ordinary Shares by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P.  and Pontifax (Israel) II—Individual Investors L.P., respectively) for Mr. Kariv’s service on the Issuer’s Board of Directors have vested and are now includible in the Reporting Persons’ beneficial ownership.

Pontifax Management II L.P. is the general partner of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P.

Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P.

Mr. Nussbaum is a director of Pontifax Management 2 G.P. (2007) Ltd., and Mr. Kariv is the chief executive officer of Pontifax Management 2 G.P. (2007) Ltd.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons is 8 Hamanofim Street, Beit Ofek, Herzliya Pituach, Israel.

Item 2(c).   Citizenship:

Each of Pontifax Management 2 G.P. (2007) Ltd., Pontifax Management II L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. is organized in Israel.  Pontifax (Cayman) II, L.P. is organized in the Cayman Islands. Each of the Reporting Individuals is a citizen of the State of Israel.

Item 2(d).   Title of Class of Securities:

This Amendment No. 1 relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).   CUSIP Number:

The CUSIP number of the Ordinary Shares is M67872107.

Item 3.       If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i)	With respect to the Reporting Entities:

(A)	Pontifax (Cayman) II, L.P.:
(a)	Amount beneficially owned: 916,510 Ordinary Shares (includes 6,721 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015)
(b)	Percent of class: 5.4%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 916,510
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 916,510
(iv)	Shared power to dispose of or to direct the disposition of: 0

(B)	Pontifax (Israel) II, L.P.
(a)	Amount beneficially owned: 690,342 Ordinary Shares (includes 5,063 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015)
(b)	Percent of class: 4.0%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 690,342
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 690,342
(iv)	Shared power to dispose of or to direct the disposition of: 0

(C)	Pontifax (Israel) II—Individual Investors, L.P.
(a)	Amount beneficially owned: 268,032 Ordinary Shares (includes 1,966 Ordinary Shares issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015)
(b)	Percent of class: 1.6%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 268,032
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose of or to direct the disposition of: 268,032
(iv)	Shared power to dispose of or to direct the disposition of: 0

(D)	Pontifax Management II, L.P.
(a)
Amount beneficially owned: 1,874,884 Ordinary Shares (includes 13,750 Ordinary Shares, in the aggregate, issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015).

This amount is comprised of all of the Ordinary Shares held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., as to which Pontifax Management II, L.P. shares beneficial ownership due to its serving as the general partner of each of those entities.
(b)	Percent of class: 11.0%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,874,884
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,874,884

(E)	Pontifax Management 2 G.P. (2007) Ltd.
(a)
Amount beneficially owned: 1,874,884 Ordinary Shares (includes 13,750 Ordinary Shares, in the aggregate, issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015).

This amount is comprised of all of the Ordinary Shares held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., as to which Pontifax Management 2 G.P. (2007) Ltd. shares beneficial ownership due to its serving as the general partner of Pontifax Management II, L.P., which is the general partner of each of those entities.
(b)	Percent of class: 11.0%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,874,884
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 1,874,884

(ii)	With respect to the Reporting Individuals:

(A)	Ran Nussbaum
(a)
Amount beneficially owned: 1,874,884 Ordinary Shares (includes 13,750 Ordinary Shares, in the aggregate, issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015).

This amount is comprised of all of the Ordinary Shares held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., as to which Mr. Nussbaum shares beneficial ownership due to his serving as a director of Pontifax Management 2 G.P. (2007) Ltd., which is the general partner of Pontifax Management II, L.P. (which itself is the general partner of each of those entities).
(b)	Percent of class: 11.0%*
(c)	Number of shares as to which the person has:
(v)	Sole power to vote or to direct the vote: 0
(vi)	Shared power to vote or to direct the vote: 1,874,884
(vii)	Sole power to dispose of or to direct the disposition of: 0
(viii)	Shared power to dispose of or to direct the disposition of: 1,874,884

(B)	Tomer Kariv
(a)
Amount beneficially owned: 1,874,884 Ordinary Shares (includes 13,750 Ordinary Shares, in the aggregate, issuable upon the exercise of options that were exercisable as of, or within 60 days of, December 31, 2015).

This amount is comprised of all of the Ordinary Shares held by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors L.P., as to which Mr. Kariv shares beneficial ownership due to his serving as chief executive officer of Pontifax Management 2 G.P. (2007) Ltd., which is the general partner of Pontifax Management II, L.P. (which itself is the general partner of each of those entities).
(b)	Percent of class: 11.0%*
(c)	Number of shares as to which the person has:
(ix)	Sole power to vote or to direct the vote: 0
(x)	Shared power to vote or to direct the vote: 1,874,884
(xi)	Sole power to dispose of or to direct the disposition of: 0
(xii)	Shared power to dispose of or to direct the disposition of: 1,874,884

* All beneficial ownership percentages reflected in this Amendment No. 1 are based on 17,057,757 Ordinary Shares of the Issuer issued and outstanding as of December 14, 2015 (which number appeared in the proxy statement, dated December 16, 2015, for the Issuer’s annual general meeting of shareholders that is scheduled to take place on January 13, 2016, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on December 16, 2015)).

Item 5.       Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

The various limited partners of Pontifax (Israel) II, L.P., Pontifax (Cayman) II, L.P. and Pontifax (Israel) II—Individual Investors L.P. have the right to receive dividends from, and proceeds from the sale of, the aggregate 1,874,884 Ordinary Shares beneficially owned by the Reporting Persons.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           Not applicable.

Item 8.       Identification and Classification of Members of the Group.

           Not applicable.

Item 9.       Notice of Dissolution of Group.

           Not applicable.

Item 10.    Certifications.

           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2016

PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX MANAGEMENT II L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX (CAYMAN) II, L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX (ISRAEL) II, L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

PONTIFAX (ISRAEL) II—INDIVIDUAL INVESTORS, L.P.

By:	/s/ Tomer Kariv
Name:	Tomer Kariv
Title:	Managing Partner

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV